Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2015

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Revenues	$409,832	$368,525	$745,594	$668,043
Cost of revenues	239,889	214,888	448,010	397,888
Selling, general and administrative expenses	127,302	124,438	243,138	231,308
Depreciation	5,479	4,582	10,643	9,626
Amortization of intangible assets	4,204	5,116	7,631	7,921
Acquisition-related items (note 6)	1,172	838	2,043	900
Spin-off stock-based compensation costs	35,400	-	35,400	-
Spin-off transaction costs	13,134	-	13,134	-
Operating earnings (loss)	(16,748)	18,663	(14,405)	20,400
Interest expense, net	1,556	1,680	3,891	2,928
Other (income) expense, net (note 7)	(310)	(141)	174	(719)
Earnings (loss) before income tax	(17,994)	17,124	(18,470)	18,191
Income tax (note 8)	3,365	3,287	2,849	3,681
Net earnings (loss) from continuing operations	(21,359)	13,837	(21,319)	14,510
Net earnings from discontinued operations, net of
income tax (note 5)	3,041	9,425	1,103	7,566
Net earnings (loss)	(18,318)	23,262	(20,216)	22,076
Non-controlling interest share of earnings	7,421	6,166	8,820	10,135
Non-controlling interest redemption increment (note 11)	321	9,437	(9,020)	10,162
Net earnings (loss) attributable to Company	$(26,060)	$7,659	$(20,016)	$1,779
Net earnings (loss) per common share (note 12)
Basic
Continuing operations	$(0.79)	$(0.05)	$(0.58)	$(0.16)
Discontinued operations	0.08	0.26	0.03	0.21
	$(0.71)	$0.21	$(0.55)	$0.05
Diluted
Continuing operations	$(0.79)	$(0.05)	$(0.58)	$(0.16)
Discontinued operations	0.08	0.26	0.03	0.21
	$(0.71)	$0.21	$(0.55)	$0.05

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Net earnings (loss)	$(18,318)	$23,262	$(20,216)	$22,076
Foreign currency translation gain (loss)	9,616	2,633	(27,683)	(115)
Comprehensive earnings (loss)	(8,702)	25,895	(47,899)	21,961
Less: Comprehensive earnings attributable to non-controlling
shareholders	1,593	15,925	7,163	20,190
Comprehensive earnings (loss) attributable to Company	$(10,295)	$9,970	$(55,062)	$1,771

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2015	December 31, 2014
Assets
Current Assets
Cash and cash equivalents	$123,724	$90,003
Accounts receivable, net of allowance of $19,467 (December 31, 2014 - $18,199)	269,240	294,174
Income tax recoverable	13,985	13,041
Inventories	16,868	9,461
Prepaid expenses and other current assets	31,788	23,461
Deferred income tax	21,303	26,956
Assets held for spin-off	-	250,723
	476,908	707,819
Other receivables	2,170	2,264
Other assets	22,577	19,332
Fixed assets	63,910	65,191
Deferred income tax	89,136	79,067
Intangible assets	115,839	114,812
Goodwill	288,567	286,121
Assets held for spin-off	-	364,821
	582,199	931,608
	$1,059,107	$1,639,427
Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$67,923	$82,662
Accrued liabilities	288,053	379,256
Income taxes payable	7,258	9,599
Unearned revenues	6,682	7,492
Long-term debt - current (note 9)	5,534	18,671
Contingent acquisition consideration - current (note 10)	1,891	6,385
Deferred income tax	68	-
Liabilities held for spin-off	-	126,094
	377,409	630,159
Long-term debt - non-current (note 9)	375,599	235,320
Contingent acquisition consideration (note 10)	20,854	14,656
Other liabilities	23,557	23,341
Deferred income tax	19,568	21,969
Liabilities held for spin-off	-	330,701
	439,578	625,987
Redeemable non-controlling interests (note 11)	133,819	150,066
Shareholders' equity
Common shares	381,848	310,401
Contributed surplus	50,803	46,931
Deficit	(282,904)	(118,242)
Accumulated other comprehensive loss	(48,933)	(13,887)
Total Company shareholders' equity	100,814	225,203
Non-controlling interests	7,487	8,012
Total shareholders' equity	108,301	233,215
	$1,059,107	$1,639,427

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and outstanding shares	Amount	Contributed surplus	Deficit	other comprehensive loss	Non- controlling interests	Total shareholders' equity
Balance, December 31, 2014	35,806,955	$310,401	$46,931	$(118,242)	$(13,887)	$8,012	$233,215
Net earnings	-	-	-	(20,216)	-	-	(20,216)
Other comprehensive earnings	-	-	-	-	(27,683)	-	(27,683)
Other comprehensive earnings attributable to NCI	-	-	-	-	(7,363)	(448)	(7,811)
NCI share of earnings	-	-	-	(8,820)	-	1,947	(6,873)
NCI redemption increment	-	-	-	9,020	-	-	9,020
Distributions to NCI	-	-	-	-	-	(2,070)	(2,070)
Acquisition of businesses, net	-	-	-	-	-	46	46
Spin-off distribution (note 5)	-	-	-	(141,066)	-	-	(141,066)
Subsidiaries’ equity transactions	-	-	334	-	-	-	334
Subordinate Voting Shares:
Issued on exchange for NCI	1,997,956	66,692	-	-	-	-	66,692
Stock option expense	-	-	2,692	-	-	-	2,692
Stock options exercised	165,600	4,755	(1,099)	-	-	-	3,656
Tax benefit on options exercised	-	-	1,945	-	-	-	1,945
Dividends	-	-	-	(3,580)	-	-	(3,580)
Balance, June 30, 2015	37,970,511	$381,848	$50,803	$(282,904)	$(48,933)	$7,487	$108,301

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Cash provided by (used in)
Operating activities
Net earnings (loss) from continuing operations	$(21,359)	$13,837	$(21,319)	$14,510
Items not affecting cash:
Depreciation and amortization	9,683	9,698	18,274	17,547
Spin-off stock based compensation	35,400	-	35,400	-
Deferred income tax	(4,158)	1,191	(5,489)	(582)
Other	5,040	3,851	5,110	1,559
Changes in non-cash working capital:
Accounts receivable	(23,483)	(21,987)	20,203	12,192
Inventories	(3,149)	6,318	(8,142)	(5,299)
Prepaid expenses and other current assets	(138)	(4,025)	(7,310)	(9,027)
Payables and accruals	49,661	6,099	(76,581)	(59,840)
Unearned revenues	2,883	623	(505)	728
Other liabilities	(656)	6,076	(3,675)	(3,356)
Contingent acquisition consideration	(141)	535	(1,173)	(19,529)
Discontinued operations	9,373	34,597	29,416	20,922
Net cash provided by (used in) operating activities	58,956	56,813	(15,791)	(30,175)
Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(16,784)	(26,487)	(17,274)	(38,991)
Purchases of fixed assets	(9,752)	(13,501)	(11,302)	(16,879)
Other investing activities	(3,244)	(2,629)	(3,388)	(2,519)
Discontinued operations	(3,601)	(17,402)	(10,448)	(21,670)
Net cash used in investing activities	(33,381)	(60,019)	(42,412)	(80,059)
Financing activities
Increase in long-term debt	513,774	100,526	592,503	233,959
Repayment of long-term debt	(518,164)	(67,532)	(543,770)	(91,570)
Purchases of non-controlling interests, net	(2,277)	(641)	(893)	(11,615)
Contingent acquisition consideration	(140)	(169)	(3,983)	(5,750)
Proceeds received on exercise of options	86	1,946	3,655	6,531
Incremental tax benefit on stock options exercised	94	723	1,945	2,968
Dividends paid to common shareholders	-	(3,598)	(3,581)	(7,178)
Distributions paid to non-controlling interests	(1,847)	(7,893)	(7,488)	(13,414)
Repurchases of Subordinate Voting Shares	-	(5,195)	-	(10,106)
Financing fees paid	(2,946)	-	(2,946)	-
Net cash provided by (used in) financing activities	(11,420)	18,167	35,442	103,825
Effect of exchange rate changes on cash	(11,133)	584	(10,308)	(1,352)
Increase (decrease) in cash and cash equivalents	3,022	15,545	(33,069)	(7,761)
Cash and cash equivalents, beginning of period	49,982	35,892	90,003	41,255
Amounts held by discontinued operations, beginning of period	70,720	83,506	66,790	101,449
Cash and cash equivalents, beginning of period	120,702	119,398	156,793	142,704
Cash and cash equivalents, end of period	123,724	34,242	123,724	34,242
Amounts held by discontinued operations, end of period	-	100,701	-	100,701
Cash and cash equivalents, end of period	$123,724	$134,943	$123,724	$134,943

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 41 countries around the world (67 countries including affiliates and franchisees). Colliers’ primary services are outsourcing & advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographical regions – Americas, Europe, Middle East & Africa (“EMEA”), and Asia Pacific.

On June 1, 2015, “old” FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent public companies – Colliers and “new” FirstService Corporation (“FirstService”). Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

The historical operations of FirstService, including its results of operations, cash flows, and related assets and liabilities have been reclassified as discontinued operations for all periods presented herein (see note 5).

2.        SUMMARY OF PRESENTATION – These unaudited Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Old FSV for the year ended December 31, 2014.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Old FSV. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2015 and the results of operations and its cash flows for the three and six month periods ended June 30, 2015. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

During the three months ended June 30, 2015, a revenue transaction initially recorded in the fourth quarter of 2014 was reversed as it was determined through subsequent events that the revenue was not realized. The impact of this immaterial out of period adjustment was a reduction in revenue of $5,040, a reduction in net earnings of $635 and a reduction in diluted earnings per share from continuing operations of $0.02.

3.        IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time the guidance will be applied retrospectively.

4.        ACQUISITIONS – During the six months ended June 30, 2015, the Company acquired controlling interests in two businesses, one being a commercial real estate brokerage firm operating in Texas, and the other being a project management and consulting firm operating in the US Northeast. The acquisition date fair value of consideration transferred was as follows: cash of $17,274 (net of cash acquired of $644) and contingent consideration of $6,442 (2014 - cash of $39,192 and contingent consideration of $12,298). These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2015 was $22,745 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $29,155 to a maximum of $32,394. The contingencies will expire during the period extending to June 2018. During the six months ended June 30, 2015, $5,156 was paid with reference to such contingent consideration (2014 - $25,279).

5.         DISPOSALS – Discontinued operations include three businesses: (i) FirstService (which is comprised of Old FSV’s Residential Real Estate Services and Property Services segments) (ii) a U.S.-based commercial real estate consulting operation (previously reported in Old FSV’s Commercial Real Estate Services segment) and (iii) an REO rental operation (previously reported in Old FSV’s Residential Real Estate Services segment).

The spin-off of FirstService was completed on June 1, 2015, resulting in a distribution of one FirstService share of the same class as each Old FSV share previously held to all shareholders. The spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of shareholders’ equity of $141,066.

In July 2014, the Company completed the sale of the U.S.-based commercial real estate consulting operation for cash consideration of $12,100. The pre-tax gain on disposal was $6,607, before income tax expense of $3,023 resulting in a net gain of $3,584. In April 2014, the Company completed the sale of the REO rental operation for cash consideration of $1,500. The pre-tax loss on disposal was $2,699, before income tax expense of $268 resulting in a net loss of $2,967.

Operating results of the discontinued operations are shown below:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Revenues	$207,447	$295,775	$479,636	$544,688
Cost of revenues	143,634	205,190	340,941	385,228
Selling, general and administrative expenses	42,616	63,336	106,894	122,634
Depreciation	3,141	4,023	7,566	7,868
Amortization of intangible assets	1,703	2,287	4,253	4,398
Acquisition-related items	92	340	214	323
Operating earnings	16,261	20,599	19,768	24,237

Interest expense, net	(867)	1,735	993	3,460
Other expense (income)	(55)	(65)	147	(128)
Earnings before income tax	17,183	18,929	18,628	20,905

Income tax expense	8,710	5,813	9,216	7,417
Net operating earnings from discontinued operations	8,473	13,116	9,412	13,488

Net gain (loss) on disposal	-	(2,967)	-	(2,967)
Net earnings from discontinued operations	$8,473	$10,149	$9,412	$10,521

Non-controlling interest share of earnings	3,447	1,632	4,566	2,574
Non-controlling interest redemption increment	1,985	(908)	3,743	381
Net earnings (loss) from discontinued operations attributable to Company	$3,041	$9,425	$1,103	$7,566

Net earnings per share from discontinued operations
Basic	$0.08	$0.26	$0.03	$0.21
Diluted	0.08	0.26	0.03	0.21

The following table shows the assets and liabilities distributed upon the spin-off of FirstService on June 1, 2015 and the assets and liabilities held for spin-off as of December 31, 2014. The amounts allocated to goodwill represent the goodwill within the reporting units comprising the Residential Real Estate Services and Property Services segments of Old FSV.

	June 1, 2015	December 31, 2014
Cash and cash equivalents	$38,700	$66,790
Accounts receivable, net of allowance	130,483	115,143
Income tax recoverable, net	6,027	16,262
Inventories	12,076	9,489
Prepaids and other assets	23,461	24,372
Deferred income tax	18,982	18,667
Current assets	229,729	250,723
Capital assets	56,254	55,203
Other assets and receivables	3,109	4,736
Deferred income tax	9,153	4,572
Intangible assets	83,911	82,877
Goodwill	215,888	217,433
Non-current assets	368,315	364,821
Total assets	$598,044	$615,544

Accounts payable	$40,883	$24,687
Accrued liabilities	59,418	55,563
Contingent acquisition consideration	4,729	4,586
Income tax payable, net	-	5,650
Unearned revenue	31,736	16,079
Long-term debt	1,006	17,725
Deferred income tax	1,804	1,804
Current liabilties	139,576	126,094
Long-term debt	224,915	221,632
Contingent acquisition consideration	2,078	1,509
Deferred income tax	14,023	14,236
Other liabilities	12,117	12,398
Non-current liabilities	253,133	249,775
Redeemable non-controlling interests	64,269	80,926
Total liabilities	$456,978	$456,795

6.	ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014

Transaction costs	$587	$364	$1,053	$935
Contingent consideration fair value adjustments	487	474	794	(35)
Contingent consideration compensation expense	98	-	196	-
	$1,172	$838	$2,043	$900

7.           OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014

Disposal (gain) loss, net	$(54)	$(8)	$413	$(28)
Unusual loss (gain)	64	(3)	52	(402)
Equity loss (earnings)	(320)	(130)	(291)	(289)
	$(310)	$(141)	$174	$(719)

8.           INCOME TAX – The provision for income tax for the six months ended June 30, 2015 reflected an effective tax rate of (15)% (2014 - 20%) relative to the combined statutory rate of approximately 26.5% (2014 - 26.5%). The current period’s tax rate was impacted by $35,400 in non-tax deductible stock-based compensation costs, foreign tax rate differential, and other discrete items. In the prior year period, the difference between the effective rate and the statutory rate is related to foreign tax rate differential and discrete items.

9.            LONG-TERM DEBT – On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $525,000. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

In May 2015, Old FSV prepaid the remaining $12,500 outstanding balance on its 6.40% senior secured notes due September 2015. On June 1, 2015, in conjunction with the spin-off, Old FSV terminated its existing credit agreement and assigned the $150,000 principal balance of its 3.84% senior secured notes due January 2025 to FirstService.

10.         FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2015:

		Fair value measurements at June 30, 2015
	Carrying value at
	June 30, 2015	Level 1	Level 2	Level 3
Contingent consideration liability	$22,745	$-	$-	$22,745

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 4% to 9%, with a weighted average of 8.2%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 4% and 9% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,000.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2015
Balance, January 1	$21,041
Amounts recognized on acquisitions	6,442
Fair value adjustments	794
Resolved and settled in cash	(5,156)
Other	(376)
Balance, June 30	$22,745

Less: Current portion	1,891
Non-current portion	$20,854

11.         REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2015
Balance, January 1	$150,066
RNCI share of earnings	6,873
RNCI redemption increment	(9,020)
Distributions paid to RNCI	(5,418)
Purchases of interests from RNCI, net	(752)
RNCI exchanged for Subordinate Voting Shares (note 13)	(14,670)
RNCI recognized on business acquisitions	6,808
Foreign exchange	(68)
Balance, June 30	$133,819

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2015 was $123,635. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2015, approximately 3,200,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.          NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

(in thousands)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Basic shares	36,608	35,972	36,241	35,931
Assumed exercise of Company stock options	395	397	391	403
Diluted shares	37,003	36,369	36,632	36,334

13.          STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2015, there were 1,329,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. On June 1, 2015, the Company completed the spin-off of FirstService, and in connection with the spin-off, the exercise prices of the Company’s stock options were modified to 58.57% of the Old FSV amounts, reflecting the estimated fair value of the Company relative to Old FSV. All other conditions relating to the stock options including terms and vesting periods remained the same and there was no acceleration of vesting. As no incremental fair value was awarded in connection with the modification, it did not result in additional compensation expense.

There were 633,500 stock options granted during the six months ended June 30, 2015 (2014 - 338,000). Stock option activity for the six months ended June 30, 2015 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options -
Beginning of period	1,463,900	$20.92
Granted	633,500	35.99
Exercised	(165,600)	19.20
Shares issuable under options -
End of period	1,931,800	$26.01	3.17	$24,156
Options exercisable - End of period	758,050	$20.96	2.08	$13,288

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2015 was $1,748 (2014 - $1,136). As of June 30, 2015, there was $4,971 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2015, the fair value of options vested was $2,431 (2014 - $6,863).

Subsidiary stock option plan

Prior to June 1, 2015, Old FSV had a stock option plan at its Commercial Real Estate Services subsidiary. In conjunction with the spin off, the Company exchanged the redeemable non-controlling interests and stock options at this subsidiary for 1,997,956 Subordinate Voting Shares of the Company. Upon the exchange, the Company reclassified $16,622 of stock-based compensation liability and $14,670 of redeemable non-controlling interests to shareholders’ equity and also recognized $35,400 of stock-based compensation expense. Of the 1,997,956 Subordinate Voting Shares issued, 1,590,000 are subject to contractual retention and escrow periods of one to three years.

14.         CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.          SEGMENTED INFORMATION – Upon completion of the spin-off of FirstService on June 1, 2015, the Residential Real Estate Services and Property Services operating segments of Old FSV were distributed to shareholders. The Commercial Real Estate Services segment was retained and comprises the business of Colliers.

Effective June 1, 2015, Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

	Americas	EMEA	Asia Pacific	Corporate	Consolidated
Three months ended June 30, 2015
Revenues	$205,768	$105,135	$98,697	$232	$409,832
Depreciation and amortization	4,505	2,959	1,370	849	9,683
Operating earnings	11,936	13,080	10,688	(52,452)	(16,748)
2014
Revenues	$200,379	$71,194	$96,755	$197	$368,525
Depreciation and amortization	4,597	3,198	1,257	646	9,698
Operating earnings	13,796	6,262	10,480	(11,875)	18,663

	Americas	EMEA	Asia Pacific	Corporate	Consolidated
Six months ended June 30, 2015
Revenues	$389,494	$186,846	$168,801	$453	$745,594
Depreciation and amortization	8,132	5,899	2,689	1,554	18,274
Operating earnings	21,609	9,704	15,157	(60,875)	(14,405)
2014
Revenues	$366,482	$130,286	$170,900	$375	$668,043
Depreciation and amortization	7,722	6,006	2,506	1,313	17,547
Operating earnings	20,987	5,893	15,047	(21,527)	20,400

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated
Three months ended June 30, 2015
Revenues	$142,903	$54,678	$52,390	$159,861	$409,832
Total long-lived assets	118,809	61,295	40,777	247,435	468,316
2014
Revenues	$133,477	$58,243	$53,596	$123,209	$368,525
Total long-lived assets	97,667	53,837	48,210	220,915	420,629

	United States	Canada	Australia	Other	Consolidated
Six months ended June 30, 2015
Revenues	$268,951	$106,102	$88,972	$281,569	$745,594
2014
Revenues	$233,785	$116,431	$93,684	$224,143	$668,043

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2015

(in US dollars)

August 11, 2015

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and six month periods ended June 30, 2015, the audited consolidated financial statements, and MD&A of the Company’s predecessor, FirstService Corporation (“Old FSV”), for the year ended December 31, 2014, and the unaudited pro forma consolidated financial statements of Colliers for the year ended December 31, 2014 and the quarter ended March 31, 2015, as well as Old FSV’s Management Information Circular dated March 16, 2015 (the “Circular”). The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2015 and up to and including August 11, 2015.

Additional information about the Company, including the Circular and its Annual Information Form, which is included in Old FSV’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Colliers’ business

On June 1, 2015, Old FSV completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and a new FirstService Corporation (“FirstService”), the North American leader in residential property management and services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

We report our financial performance in three separate and distinct regions: Americas; Europe Middle East and Africa (“EMEA”); and Asia and Australasia (“Asia Pacific”). We split our service offerings into three lines of business: Outsourcing & Advisory, Lease Brokerage and Sale Brokerage. Each of these lines of business are described in detail in the Circular.

In conjunction with the spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained Commercial Real Estate Services segment of Old FSV. This MD&A presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are presented as a discontinued operation for all periods presented.

Consolidated review

We reported strong revenue growth for the second quarter ended June 30, 2015 due to a combination of internal growth and recent acquisitions. Consolidated revenue growth was 11% relative to the same quarter in the prior year (22% measured in local currencies). Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the second quarter was $0.58, up 32% from $0.44 in the prior year quarter. The net loss per share from continuing operations was $0.79, versus a loss of $0.05 in the prior year quarter, and was impacted by spin-off related charges. Both adjusted earnings per share and GAAP earnings per share for the second quarter of 2015 would have been approximately $0.10 higher excluding foreign exchange impacts.

During the first half of 2015, the Company acquired controlling interests in two businesses, one being a commercial real estate brokerage firm operating in Texas, and the other being a project management and consulting firm operating in the US Northeast. The total initial cash consideration for these acquisitions was $17.3 million.

Effective June 17, 2015, Jay S. Hennick was appointed to the role of Chairman and Chief Executive Officer (“CEO”) of the Company, and Dylan E. Taylor was appointed President and Chief Operating Officer (“COO”). Prior to the spin-off, Mr. Hennick was the CEO of Old FSV, a company he founded in 1989, and Mr. Taylor was the COO of the Commercial Real Estate Services division of Old FSV. These appointments followed the resignation of Douglas P. Frye, who was CEO of the Commercial Real Estate Services division of Old FSV.

For both the second quarter and the six months ended June 30, 2015, revenue growth was led by Outsourcing & Advisory services due to a combination of recent acquisitions of project management firms in France (Q4 2014) and the US Northeast (Q2 2015) and strong internal growth in the project management and valuation service lines in the Americas region.

	Three months ended			Six months ended
(in thousands of US$)	June 30		Growth	June 30		Growth
(LC = local currency)	2015	2014	in LC %	2015	2014	in LC %

Outsourcing & Advisory	$158,268	121,104	46%	$290,792	230,700	40%
Lease Brokerage	136,880	133,490	11%	241,494	219,195	18%
Sales Brokerage	114,684	113,931	11%	213,308	218,148	7%

Total revenues	$409,832	368,525	22%	$745,594	668,043	22%

Results of operations - three months ended June 30, 2015

Revenues for our second quarter were $409.8 million, 11% higher than the comparable prior year quarter (22% measured in local currencies). Internally generated revenues measured in local currencies were up 13% and recent acquisitions contributed 9% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $44.6 million versus $34.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.9% of revenues versus 9.3% of revenues in the prior year quarter, primarily as a result of operating leverage from strong revenue growth and recent acquisitions in the EMEA region. The operating loss for the second quarter was $16.7 million, versus operating earnings of $18.7 million in the prior year period. The change was the result of transaction costs and stock-based compensation totalling $48.5 million, both related to the spin-off of FirstService. The operating earnings margin was (4.1)% (7.7% excluding the spin-off related costs) versus 5.1% in the prior year quarter.

Depreciation expense was $5.5 million, versus $4.6 million recorded in the prior year quarter, with the increase attributable to investments in office leasehold improvements and the impact of business acquisitions in the past year.

Amortization expense was $4.2 million, versus $5.1 million recorded in the prior year quarter, as a result of intangible assets from previous acquisitions becoming fully amortized during the past year.

Net interest expense was $1.6 million, versus $1.7 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 2.5%, down from 2.7% in the prior year quarter due to a larger proportion of borrowings on our revolving credit facility, which carries lower interest rates than our fixed rate debt.

The consolidated income tax expense for the quarter was $3.4 million, relative to $3.3 million the prior year quarter, reflecting effective tax rates of (19)% and 20%, respectively. The current period’s tax rate was impacted by $35.4 million of non-deductible spin-off stock-based compensation costs recorded during the quarter; excluding this item, the tax rate for the quarter was 19%. The effective tax rate is also impacted by foreign rate differential and other discrete items. The prior period’s tax rate of 20% was impacted by foreign rate differential and discrete items.

The net loss from continuing operations for the quarter was $21.4 million, versus earnings of $13.8 million in the prior year quarter. The current period’s loss was attributable to the transaction costs and stock-based compensation, both related to the spin-off of FirstService.

Net earnings from discontinued operations include FirstService, which was spun off on June 1, 2015, a US-based commercial real estate consulting operation which was sold in July 2014, and a REO rental operation which was sold in April 2014. Revenues of the discontinued operations for period owned during the second quarter of 2015 were $207.5 million (2014 - $295.8 million).

The Americas region generated $205.8 million of revenues during the second quarter, an increase of 7% from the prior year quarter measured in local currencies. Internal growth was 4% while the balance of growth resulted from recent acquisitions. Internal revenue growth was comprised primarily of increased Outsourcing & Advisory revenues, particularly project management and valuations. Second quarter adjusted EBITDA was $17.4 million, up 2% versus the year-ago period, with a margin of 8.4% versus 8.5% in the prior period.

The EMEA region generated $105.1 million of revenues during the second quarter, an increase of 70% from the prior year quarter measured in local currencies. Internal growth was 31% while the balance of growth came from recent acquisitions. Internal revenue growth was comprised primarily of increased sales and leasing brokerage in the UK market. Second quarter adjusted EBITDA was $17.8 million, up 95% versus the year-ago period, at a margin of 16.9%, up 410 basis points versus the prior year. Results in the current year period were favorably impacted by operating leverage from internal revenue growth as well as recently completed acquisitions.

The Asia Pacific region generated $98.7 million of revenues during the second quarter, an increase of 15% from the prior year quarter measured in local currencies. Internal growth was 13% while the balance of growth came from recent acquisitions. Internal revenue growth was comprised primarily of increased sales and leasing brokerage in the Australia and New Zealand markets. Second quarter adjusted EBITDA was $12.1 million, up 3% versus the year-ago period, with the margin improving 20 basis points to 12.3%.

Corporate costs were $2.7 million for the quarter, relative to $3.6 million in the prior year period.

Results of operations - six months ended June 30, 2015

Revenues for the six months ended June 30, 2015 were $745.6 million, 12% higher than the comparable prior year period (22% measured in local currencies). Internally generated revenues measured in local currencies were up 12% and acquisitions contributed 10% to revenue growth.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $59.1 million, up 34% over the comparable prior year period. Our Adjusted EBITDA margin was 7.9% of revenues versus 7.3% of revenues in the prior year period, primarily due to operating leverage in the Americas and EMEA regions. The operating loss for the period was $14.4 million, relative to earnings of $20.4 million in the prior year period, with the difference attributable to spin-off transaction costs and stock-based compensation. Our operating earnings margin was (1.9)% (4.6% excluding spin-off charges) versus 3.1% in the prior year period.

We recorded depreciation expense of $10.6 million for the six month period relative to $9.6 million for the prior year period. The increase was attributable to recent investments in office leaseholds in major markets as well as fixed assets acquired with acquisitions during the past year.

We recorded amortization expense of $7.6 million for the six month period relative to $7.9 million for the prior year period. The decrease was attributable to intangible assets acquired in past acquisitions being fully amortized.

Net interest expense for the six month period was $3.9 million, up from $2.9 million recorded in the prior year period. The average interest rate on debt during the period was 2.5%, versus 2.7% in the prior year period, while indebtedness increased $93.6 million as a result of business acquisitions completed since June 30, 2014.

Consolidated income tax expense for the six month period was $2.8 million, relative to $3.7 million the prior year period, reflecting effective tax rates of (15)% and 20%, respectively. The current period’s tax rate was impacted by $35.4 million of non-tax deductible spin-off stock-based compensation costs recorded during the second quarter; excluding this item, the tax rate for the six month period was 17%. The effective tax rate is also impacted by foreign rate differential and other discrete items. The prior period’s tax rate of 20% was impacted by foreign rate differential and discrete items.

The net loss from continuing operations for the six month period was $21.3 million, versus earnings of $14.5 million in the prior year period. The change was attributable to the spin-off stock-based compensation costs and spin-off transaction costs totalling $48.5 million recorded in the current period.

Net earnings from discontinued operations include FirstService, which was spun off on June 1, 2015, a US-based commercial real estate consulting operation which was sold in July 2014 and the REO rental operation which was sold in April 2014. Revenues of the discontinued operations for the six months ended June 30, 2015 were $479.6 million (2014 - $544.7 million).

The Americas region reported revenues of $389.5 million during the six months ended June 30, 2015, an increase of 12% measured in local currencies (6% measured in the reporting currency). Internal growth measured in local currencies was 8% and recent acquisitions contributed 4% revenue growth. Adjusted EBITDA for the period was $30.7 million, up from $27.0 million in the year-ago period. The margin was 7.9%, relative to 7.4% in the prior year period, as a result of and was favorably impacted by operating leverage and the impact of recent acquisitions.

The EMEA region reported revenues of $186.8 million during the six months ended June 30, 2015, an increase of 63% measured in local currencies (43% measured in the reporting currency). Internal growth measured in local currencies was 22% and was driven by strong lease brokerage activity in the UK. Recent acquisitions contributed 41% revenue growth. Adjusted EBITDA for the period was $17.8 million, up from $11.8 million in the year-ago period. The margin was 9.5%, relative to 9.1% in the prior year period. The current period’s results were favorably impacted by operating leverage.

The Asia Pacific region reported revenues of $168.8 million during the six months ended June 30, 2015, an increase of 10% measured in local currencies (decrease of 1% measured in the reporting currency). Internal growth measured in local currencies was 8% and was driven by lease and sales brokerage activity in Australia and New Zealand. Recent acquisitions contributed 2% revenue growth. Adjusted EBITDA for the period was $18.0 million, up from $17.6 million in the year-ago period. The margin was 10.7%, relative to 10.3% in the prior year period.

Corporate costs for the six month period were $7.4 million, relative to $7.6 million in the prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data, related to the continuing operations of Colliers. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2015
Revenues	$335,762	$409,832
Operating earnings (loss)	2,343	(16,748)
Net earnings (loss) per share from continuing operations:
Basic	0.22	(0.79)
Diluted	0.22	(0.79)

YEAR ENDED DECEMBER 31, 2014
Revenues	$299,518	$368,525	$372,576	$541,652
Operating earnings	1,737	18,663	13,128	44,628
Net earnings (loss) per share from continuing operations:
Basic	(0.11)	(0.05)	0.26	0.75
Diluted	(0.11)	(0.05)	0.26	0.74

YEAR ENDED DECEMBER 31, 2013
Revenues	$244,384	$308,496	$320,274	$433,384
Operating earnings (loss)	(9,656)	8,440	6,427	37,173
Net earnings (loss) per share from continuing operations:
Basic	(0.62)	(0.08)	(0.22)	0.23
Diluted	(0.62)	(0.08)	(0.22)	0.23

OTHER DATA
Adjusted EBITDA - 2015	$14,583	$44,565
Adjusted EBITDA - 2014	14,353	34,344	$31,022	$67,053
Adjusted EBITDA - 2013	1,117	23,230	23,723	56,918
Adjusted EPS - 2015	0.10	0.58
Adjusted EPS - 2014	0.07	0.44	0.35	0.97
Adjusted EPS - 2013	(0.28)	0.26	0.33	0.71

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) spin-off stock-based compensation costs; (vii) spin-off transaction costs; (viii) corporate costs allocated to spin-off and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Net earnings (loss) from continuing operations	$(21,359)	$13,837	$(21,319)	$14,510
Income tax	3,365	3,287	2,849	3,681
Other income, net	(310)	(141)	174	(719)
Interest expense, net	1,556	1,680	3,891	2,928
Operating earnings	(16,748)	18,663	(14,405)	20,400
Depreciation and amortization	9,683	9,698	18,274	17,547
Acquisition-related items	1,172	838	2,043	900
Spin-off stock-based compensation costs	35,400	-	35,400	-
Spin-off transaction costs	13,134	-	13,134	-
Corporate costs allocated to spin-off	727	1,380	2,010	2,545
Stock-based compensation expense	1,197	3,765	2,692	7,305
Adjusted EBITDA	$44,565	$34,344	$59,148	$48,697

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) spin-off stock-based compensation costs; (v) spin-off transaction costs; (vi) corporate costs allocated to spin-off and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Net earnings (loss) from continuing operations	$(21,359)	$13,837	$(21,319)	$14,510
Non-controlling interest share of earnings	(7,421)	(6,166)	(8,820)	(10,135)
Amortization of intangible assets	4,204	5,116	7,631	7,921
Acquisition-related items	1,172	838	2,043	900
Spin-off stock-based compensation costs	35,400	-	35,400	-
Spin-off transaction costs	13,134	-	13,134	-
Corporate costs allocated to spin-off	741	1,406	2,048	2,595
Stock-based compensation expense	1,197	3,765	2,692	7,305
Income tax on adjustments	(5,461)	(2,527)	(7,470)	(4,074)
Non-controlling interest on adjustments	-	(344)	(163)	(581)
Adjusted net earnings	$21,607	$15,925	$25,176	$18,441

(in US$)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Diluted net earnings (loss) per share from continuing operations	$(0.79)	$(0.05)	$(0.58)	$(0.16)
Non-controlling interest redemption increment	0.01	0.26	(0.25)	0.28
Amortization of intangible assets, net of tax	0.08	0.09	0.14	0.15
Acquisition-related items	0.03	0.02	0.06	0.02
Spin-off stock-based compensation costs	0.96	-	0.97	-
Spin-off transaction costs, net of tax	0.25	-	0.25	-
Corporate costs allocated to spin-off, net of tax	0.01	0.03	0.04	0.05
Stock-based compensation expense, net of tax	0.03	0.09	0.06	0.17
Adjusted earnings per share	$0.58	$0.44	$0.69	$0.51

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2015 was $15.8 million, versus $30.2 million in the prior year period. Excluding discontinued operations, the net cash used in operating activities in the period was $45.2 million, versus $51.1 million in the prior year period. The cash usage reflects the seasonally slow first half of the year consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2015, capital expenditures were $11.3 million. Based on our current operations, capital expenditures for the year ending December 31, 2015 are expected to be $23 to $25 million.

On June 17, 2015, the Company’s Board of Directors approved a dividend policy for the Company, which is a dividend of $0.08 per common share (being the Subordinate Voting Shares and Multiple Voting Shares) per annum, payable semi-annually. These dividends will be paid in cash after the end of the second and fourth quarters, beginning with the fourth quarter of 2015, to shareholders of record on the last business day of the quarter. All dividend payments are subject to the discretion of our Board of Directors.

Net indebtedness as at June 30, 2015 was $257.4 million, versus $164.0 million at December 31, 2014. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, capital expenditures and the purchase price for recent acquisitions. We are in compliance with the covenants contained in our financing agreements as at June 30, 2015 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $134.0 million of available unused credit as of June 30, 2015.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of 11 banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $525.0 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

In conjunction with the spin-off, Old FSV (i) terminated its existing credit agreement; (ii) prepaid the remaining $12.5 million outstanding balance on its 6.40% senior secured notes due September 2015 and (iii) assigned its 3.84% senior secured notes due January 2025 to FirstService.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $32.4 million as at June 30, 2015 ($30.3 million as at December 31, 2014) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2018. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of June 30, 2015 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2015:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$379,137	$4,613	$1,041	$373,483	$-
Interest on long-term debt	38,745	7,880	15,761	15,104	-
Capital lease obligations	1,996	921	1,005	70	-
Contingent acquisition consideration	22,745	1,891	20,854	-	-
Operating leases	262,013	55,465	82,990	65,509	58,049

Total contractual obligations	$704,636	$70,770	$121,651	$454,166	$58,049

At June 30, 2015, we had commercial commitments totaling $13.2 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements, was $123.6 million (December 31, 2014 - $149.2 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2015, the RNCI recorded on the balance sheet was $133.8 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated reduction to diluted net earnings per share from continuing operations for the six months ended June 30, 2015 would be $0.05 and the accretion to adjusted EPS would be $0.19.

On June 1, 2015, in conjunction with the spin-off, certain minority shareholders and optionholders of the former Commercial Real Estate Services subsidiary exchanged their shares and options for 1,997,956 Subordinate Voting Shares of Colliers. As a result of the exchange, the Company reclassified $16.9 million of stock-based compensation liability and $14.7 million of RNCI to shareholders’ equity and also recognized $35.4 million in non-cash stock-based compensation expense. Of the 1,997,956 Subordinate Voting Shares issued, 1,590,000 are subject to contractual retention and escrow periods of one to three years.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 20 to the December 31, 2014 audited consolidated financial statements of Old FSV.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in Old FSV’s MD&A for the year ended December 31, 2014.

Quarterly income tax provision

Each quarter, Colliers estimates its income tax on the interim financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The geographic mix of earnings can significantly impact our estimate of the annual effective tax rate. The United States combined statutory tax rate of 39% has a significant impact on our effective tax rate. Tax rate jurisdictions with combined statutory tax rates of 26.5% or lower with the most significant impact on our effective tax rate include: the United Kingdom (20.25%), Hong Kong (16.5%), Singapore (17%), The People’s Republic of China (25%) and the Netherlands (25%). Other tax rate jurisdictions with effective rates of 26.5% or lower that impact our global effective tax rate include: Cyprus (12.5%), Poland (19%), and Russia (20%).

The tax effect of discrete items occurring in the quarter also impact our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time the guidance will be applied retrospectively.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using U.S. GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with U.S. GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we did not have any financial instruments in place.

Transactions with related parties

As at June 30, 2015, the Company had $2.2 million of loans receivable from minority shareholders (December 31, 2014 - $2.3 million) and no loans payable to minority shareholders (December 31, 2014 - $0.2 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 36,644,817 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,931,800 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On June 1, 2015, the Company issued 1,997,956 Subordinate Voting Shares in exchange for shares and options of the former Commercial Real Estate Services subsidiary of Old FSV (see “Redeemable non-controlling interests” above).

On July 15, 2015, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 17, 2015 to July 16, 2016. The Company is entitled to repurchase up to 3,150,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2015 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims. On May 27, 2015, the Company disclosed a matter that came to the attention of management relating to an independent contractor in the US who was acting as a broker for a subsidiary who may have facilitated the payment of improper fees by a third party in the amount of $0.5 million in connection with a potential sale transaction in a foreign jurisdiction that did not materialize. The Audit & Risk Committee continues to oversee an independent review of the matter.

Spin-off risk

Although the spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in the Circular which is available at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Circular and Old FSV’s Annual Information Form, which is included in the Old FSV’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.

•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company and Old FSV, including our Annual Information Form, is available on SEDAR at www.sedar.com.